UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                              SCHEDULE TO
       Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                 of the Securities Exchange Act of 1934
                           (Amendment No. 4)
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                               Mirant Corporation
                       (Name of Subject Company (issuer))

                          Mirant Corporation, as issuer
 (Name of Filing Person (identifying status as offeror, issuer or other person))

                           7.4% Senior Notes due 2004
                   2.5% Convertible Senior Debentures due 2021
                        (Titles of Classes of Securities)

                           842815-AC-6 (Senior Notes)
                   604675-AB-4 (Convertible Senior Debentures)
                   604675-AA-6 (Convertible Senior Debentures)
                    (CUSIP Numbers of Classes of Securities)

                             Douglas L. Miller, Esq.
                    Senior Vice President and General Counsel
                               Mirant Corporation
                           1155 Perimeter Center West
                                    Suite 100
                             Atlanta, Georgia 30338
                                  678-579-5000
            (Name, address and telephone number of person authorized
      to receive notices and communications on behalf of the filing person)

                                    Copy to:
                             J. Gregory Milmoe, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                            Calculation of Filing Fee

|_|   Check the box if any part of the fee is offset as provided by Rule 0-11(a)
      (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:  _______________
               Form or Registration No.: _______________
               Date Filed:    __________________________
               Filing Party:  __________________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_| third-party tender offer subject to Rule 14d-1. |X| issuer tender offer subject to Rule 13e-4.
         |_| going-private transaction subject to Rule 13e-3. |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

          This Final Amendment No. 4 amends the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on June 2, 2003, by Mirant Corporation, a Delaware corporation ("Mirant"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mirant filed an Amendment No. 1 to the Schedule TO on June 20, 2003, an Amendment No. 2 to the Schedule TO on June 30, 2003 and an Amendment No. 3 to the Schedule TO on July 9, 2003. The Schedule TO relates to the offers by Mirant, (i) to exchange (the "Senior Notes Exchange Offer") $1,000 principal amount of Mirant's 8.25% Senior Secured Notes due 2008 (the "New Secured Notes"), $5.00 in cash and warrants to purchase 22.47 shares of Mirant common stock for each $1,000 principal amount of Mirant's currently outstanding 7.4% Senior Notes due 2004 (CUSIP No. 842815-AC-6) (the "Senior Notes"), and (ii) to exchange (the "Convertible Senior Debentures Exchange Offer," and together with the Senior Notes Exchange Offer, the "Exchange Offers") $1,000 principal amount of New Secured Notes, $5.00 in cash and warrants to purchase 22.47 shares of Mirant common stock for each $1,000 principal amount of Mirant's currently outstanding 2.5% Convertible Senior Debentures due 2021 (CUSIP Nos. 604675-AB-4 and 604675-AA-6) (the "Convertible Senior Debentures," and together with the Senior Notes, the "Exchange Offer Securities") pursuant to the terms and conditions of the Offering Circular and Disclosure Statement and Solicitation of Acceptances of a Prepackaged Plan of Reorganization, dated June 2, 2003, as amended on June 20, 2003, June 30, 2003 and July 9, 2003 (the "Offering Circular").

          On July 14, 2003, Mirant terminated the Exchange Offers pursuant to the conditions specified in the Offering Circular, which provides that Mirant reserves the right to terminate the Exchange Offers in its sole and absolute discretion, which may be for any or no reason. Mirant terminated the Exchange Offers contemporaneously with its filing of a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mirant will promptly return any and all Exchange Offer Securities that have been tendered pursuant to the Exchange Offers.

                                   Signatures

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 15, 2003                  By:  /s/  J. William Holden III
                                     Name: J. William Holden III
                                     Title: Senior Vice President and Treasurer